Agreement



This Agreement is entered into as of December 30, 1998, by and between David Carver and Imaging Technologies Corporation ("ITEC").

ITEC is indebted to David Carver in the amount of $10,000 for accrued director at December 30, 1998.

In accordance with this Agreement, David Carver agrees to convert the full amount of Ten Thousand Dollars ($10,000) into Twenty Thousand (20,000) shares of ITEC Common Stock. These shares shall be made part of the next registration statement to be filed by ITEC, which the Company expects to file by March 31, 1999.




David Carver


/s/ David Carver
---------------------------
David Carver





Imaging Technologies Corporation:


/s/ Brian Bonar
-----------------------------
Brian Bonar
Chief Executive Officer